MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2023

As of August 9, 2023

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended June 30, 2023

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2022 (the “2022 Financial Statements”) and unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2023 and the related notes thereto (the “Q2 2023 Financial Statements”) which have been prepared in accordance with International Accounting Standard 34, Interim financial reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of August 9, 2023. The information and discussion provided in this MD&A covers the three and six months ended June 30, 2023, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars, and references to Aus$ are to Australian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 43 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2022 dated March 28, 2023 and its Management Information Circular dated June 22, 2023, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 26 of this MD&A.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Fortuna | 3

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. The Company produces silver, gold, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in south-western Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in south-western Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Proposed Acquisition of Chesser Resources Limited

On May 8, 2023, the Company announced it had entered into a Scheme Implementation Deed, as amended on June 28, 2023 with Chesser Resources Limited (“Chesser”), under which the Company proposes to acquire all of the issued and outstanding shares of Chesser (the “Proposed Chesser Acquisition”). Under the terms of the proposed transaction, Chesser shareholders will receive 0.0248 of a common share of Fortuna for each Chesser share held. Refer to the News Release dated May 8, 2023 “Fortuna to strengthen its presence in West Africa with the acquisition of Chesser Resources” and to “Proposed Transaction” for additional information.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2023

Financial

●	Sales were $158.4 million, a decrease of 6% from the $167.9 million reported in the three months ended June 30, 2022 (“Q2 2022”).
●	Mine operating income was $31.9 million, a decrease of 2% from the $32.5 million reported in Q2 2022.
●	Operating income was $7.7 million, a decrease of 41% from the $13.1 million in operating income reported in Q2 2022.
●	Net income was $3.5 million or $0.01 per share, an increase from net income of $1.7 million or $0.01 per share reported in Q2 2022.
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $2.9 million compared to $2.1 million in Q2 2022, representing a 38% quarter-over-quarter increase.
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $44.4 million compared to $57.9 million reported in Q2 2022, representing a 23% quarter-over-quarter decrease.
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $9.5 million compared to $21.9 million reported in 2022, representing a 57% quarter-over-quarter decrease.
●	Net cash provided by operating activities was $44.2 million, a decrease of 7% from the $47.4 million reported in 2022.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Operating

●	Gold production of 64,348 ounces, a 4% increase from Q2 2022
●	Silver production of 1,262,561 ounces, a decrease of 24% from Q2 2022
●	Lead production of 10,207,403 pounds, an increase of 34% from Q2 2022
●	Zinc production of 14,036,832 pounds, an increase of 29% from Q2 2022
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,799 per ounce on a gold equivalent sold basis compared to $1,433 per ounce for the prior period. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Growth and Development

●	Séguéla construction was substantially complete as of June 30, 2023 and first gold was poured on May 24, 2023. Since pouring first gold Séguéla has focused on ramping up the process plant to nameplate capacity.

Health & Safety

During the second quarter of 2023, the Company announced that on June 2, 2023 a fatal accident involving a contractor had occured at the Caylloma Mine located in Arequipa, Peru. The Company notified the appropriate government and local authorities and an investigation by the authorities is currently in progress. Following this incident, a company-wide learning process was launched, and a corporate action plan was implemented to accelerate the improvement of our health and safety management system.

For the second quarter of 2023, the Company recorded one lost time injury (“LTI”) and one medical treatment injury (“MTI”) over 3.3 million hours worked for all its activities. The year-to-date LTI frequency rate (“LTIFR”) at the end of this quarter was 0.43 lost time injuries per million hours worked while the year-to-date total recordable injury frequency rate (“TRIFR”) was 1.15 total recordable injuries per million hours worked, for a total of 6.9 million hours worked since the beginning of the year.

Environment

No significant incidents were recorded during the second quarter of 2023, and no instances of environmental non-compliance were identified by authorities, nor were any fines related to environmental permits and regulations recorded.

Community Engagement

During the second quarter of 2023, there were no significant disputes at any of our sites. We also recorded 117 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

Climate Change

In the second quarter of 2023, the Company pursued its climate change action plan, which aims to reduce its greenhouse gas emissions and strengthen its resilience to climate-related risks. The Company continued its process to define climate-related metrics and targets and started a climate scenario analysis risk assessment in line with the guidelines set forth in the Task Force on Climate-Related Financial Disclosures Framework.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and six months ended June 30, 2023 are presented below:

	Three months ended June 30,			Six months ended June 30,
Consolidated Metrics	2023	2022	% Change	2023	2022	% Change
Selected highlights
Silver
Metal produced (oz)	1,262,561	1,652,895	(24%)	2,848,939	3,323,022	(14%)
Metal sold (oz)	1,280,877	1,700,030	(25%)	2,874,823	3,314,325	(13%)
Realized price ($/oz)	24.10	22.62	7%	23.22	23.38	(1%)
Gold
Metal produced (oz)	64,348	62,171	4%	124,440	128,971	(4%)
Metal sold (oz)	56,781	63,986	(11%)	121,500	130,412	(7%)
Realized price ($/oz)	1,974	1,870	6%	1,890	1,879	1%
Lead
Metal produced (000's lbs)	10,207	7,637	34%	19,716	16,771	18%
Metal sold (000's lbs)	11,419	8,021	42%	20,201	16,596	22%
Zinc
Metal produced (000's lbs)	14,037	10,886	29%	27,088	21,713	25%
Metal sold (000's lbs)	13,986	10,920	28%	27,800	21,466	30%
Unit Costs
Production cash cost ($/oz Au Eq)	968	871	11%	940	820	15%
All-in sustaining cash cost ($/oz Au Eq)	1,799	1,434	25%	1,647	1,358	21%

Mine operating income	31.9	32.5	(2%)	72.3	96.0	(25%)
Operating income	7.7	13.1	(41%)	31.6	53.9	(41%)
Net income	3.5	1.7	106%	15.3	28.7	(47%)
Earnings per share - basic	0.01	0.01	0%	0.05	0.10	(50%)
Adjusted net income[1]	2.9	2.1	38%	16.1	35.4	(55%)
Adjusted EBITDA[1]	44.4	57.9	(23%)	109.5	138.1	(21%)
Net cash provided by operating activities	44.2	47.4	(7%)	85.4	80.0	7%
Free cash flow from ongoing operations[1]	9.5	21.9	(57%)	17.6	31.0	(43%)
Capital Expenditures[2]
Sustaining	34.2	23.1	48%	62.1	41.1	51%
Non-sustaining[3]	0.9	3.7	(76%)	2.0	6.4	(69%)
Séguéla construction	23.0	23.4	(2%)	48.1	64.1	(25%)
Brownfields	2.4	3.4	(29%)	7.3	7.4	(1%)
As at				June 30, 2023	December 31, 2022	% Change
Cash and cash equivalents				93.4	80.5	16%
Total assets				1,991.5	1,876.2	6%
Debt				285.9	219.2	30%
Equity attributable to Fortuna shareholders				1,260.2	1,244.8	1%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Sales

	Three months ended June 30,			Six months ended June 30,
	2023	2022	% Change	2023	2022	% Change
Provisional sales $
Lindero	52.0	57.2	(9%)	103.2	111.3	(7%)
Yaramoko	51.3	45.9	12%	107.2	101.4	6%
San Jose	31.2	45.2	(31%)	74.4	89.6	(17%)
Caylloma	27.6	26.5	4%	52.7	53.4	(1%)
Adjustments[1]	(3.7)	(6.9)	(46%)	(3.4)	(5.5)	(38%)
Total sales $	158.4	167.9	(6%)	334.1	350.2	(5%)
[1] Adjustments consists of mark to market, final price and assay adjustments
[2] Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3] Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Second Quarter 2023 vs Second Quarter 2022

Consolidated sales for the three months ended June 30, 2023 were $158.4 million, a 6% decrease from the $167.9 million reported in the same period in 2022. Sales by reportable segment for the three months ended June 30, 2023 were as follows:

●	Lindero recognized adjusted sales of $52.0 million from the sale of 25,140 ounces of gold sold, a 10% decrease from the same period in 2022. Sales decreased at Lindero as a result of lower production due to decreased gold grades which is in line with the mine plan. This was partially offset by $2.5 million in copper sales during the quarter and higher gold prices. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $51.3 million from the sale of 25,946 ounces of gold sold which was $5.4 million higher than the previous period. Higher gold sales at Yaramoko were the result of higher production due to an increase in tonnes processed, increased grades and higher gold prices. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	San Jose recognized adjusted sales of $29.5 million, a 25% decrease from the $39.6 million reported in the same period in 2022. The reduction in sales was primarily driven by lower production as a result of the 15 day halt in production from April 26th to May 15th due to an illegal blockade by the workers’ union. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $25.7 million compared to $25.2 million reported in the same period in 2022. The increase in sales was the result of higher production of silver, lead, and zinc but partially offset by lower zinc prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

First six months of 2023 vs First six months of 2022

Consolidated sales for the six months ended June 30, 2023 were $334.1 million, a 5% decrease from the $350.2 million reported in the same period in 2022. Sales by reportable segment for the six months ended June 30, 2023 were as follows:

●	Lindero recognized adjusted sales of $103.2 million from the sale of 51,952 ounces of gold sold, a 7% decrease from the same period in 2022. Lower gold sales were the result of lower production due to lower gold grades delivered to the leach pad which was in line with the mining sequence. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $107.2 million from the sale of 55,476 ounces of gold sold which was a 6% increase from the previous period. Higher production was the result of higher processed tonnes and higher grades. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

●	San Jose recognized adjusted sales of $72.2 million, a 16% decrease from the $85.5 million reported in the same period in 2022. Sales for the first six months of the year were lower at San Jose primarily due to the illegal blockade described above as well as lower production from lower grades which is in line with the reserve model. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $51.4 million which were in line with the $52.0 million reported in the same period in 2022. See "Results of Operations – Caylloma Mine, Peru" for additional information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Operating Income (Loss) and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
	2023%[1]		2022%[1]		2023%[1]		2022%[1]
Operating income (loss)
Lindero	7.7	15%	12.6	22%	14.3	14%	28.3	25%
Séguéla	-	0%	(0.3)	0%	(0.2)	0%	(1.1)	0%
Yaramoko	9.4	18%	(2.5)	(5%)	24.0	14%	13.7	14%
San Jose	(6.3)	(21%)	5.0	13%	0.9	1%	16.5	19%
Caylloma	5.7	22%	6.6	26%	14.1	27%	15.7	30%
Corporate	(8.8)		(8.3)		(21.5)		(19.2)
Total	7.7	5%	13.1	8%	31.6	9%	53.9	15%

Adjusted EBITDA[2]
Lindero	19.0	37%	26.4	46%	38.2	37%	53.6	48%
Séguéla	(0.2)	0%	-	0%	(0.3)	0%	(0.1)	0%
Yaramoko	24.9	54%	16.1	35%	55.4	52%	46.4	46%
San Jose	1.2	4%	14.4	36%	18.7	26%	36.4	43%
Caylloma	8.6	34%	8.1	32%	19.9	38%	19.3	37%
Corporate	(9.1)		(7.1)		(22.4)		(17.5)
Total	44.4	30%	57.9	34%	109.5	33%	138.1	39%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding

Second Quarter 2023 vs Second Quarter 2022

Operating income for the three months ended June 30, 2023 was $7.7 million, a decrease of $5.4 million over the same period in 2022.

●	Lower operating income at the Lindero Mine was driven by lower sales as well as an increase in operating costs for the period. Higher operating costs were primarily the result of the impact of inflation on key commodities over the previous year, equipment availability issues that were resolved midway through the quarter, and a four day suspension of mining and processing activities due to protests in the Province of Salta.
●	Yaramoko saw an increase in operating Income of $11.9 million as a result of higher sales as described above as well as lower operating costs. Lower operating costs were the result of lower ore development meters per tonne of ore and lower energy costs. This was partially offset by contractor standby charges due to a fall of ground in the main access ramp which halted underground mining for 27 days and an accrued administrative penalty of $1.0 million. Operating income for Q2 2023 was also impacted by a write-down of inventory to net realizable value of $4.0 million.
●	Operating loss at the San Jose Mine for the second quarter of 2023 was $6.3 million compared to operating income of $5.0 million in the previous period. The decrease in operating income was a result of lower sales as described above, the appreciation of the Mexican Peso increasing Peso denominated costs, $1.5 million in standby and maintenance costs incurred as a result of the work stoppage during the illegal blockade of the mine, and a $2.8 million one-time payment related to a new labour agreement with the workers’ union.
●	Operating income at the Cayollma Mine for the second quarter of 2023 was $0.9 million lower than the comparable period as a result of lower base metal prices and cost increases related to inflation.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $44.4 million for the three months ended June 30, 2023, a decrease of $13.5 million over the same period in 2022. Lower adjusted EBITDA was a result of lower sales and higher production costs as described above.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended June 30, 2023 was $3.5 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

First six months of 2023 vs First six months of 2022

Operating income for the six months ended June 30, 2023 was $31.6 million, a decrease of $22.3 million over the same period in 2022.

●	Lower operating income at the Lindero Mine was driven by the same factors that influenced results for the quarter.
●	Operating income at San Jose was $0.9 million compared to $16.5 million in the comparable period. The reduction in operating income was primarily the result of the illegal blockade described above as well as the appreciation of the Mexican Peso during 2023 which has increased Peso denominated costs.
●	Operating income at Yaramoko was higher by $10.3 million for the first six months of the year as a result of higher sales as described above, lower operating costs and a writedown of inventory of $4.0 million in the first half of 2022.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $109.5 million for the six months ended June 30, 2023, a decrease of $28.6 million over the same period in 2022. Lower adjusted EBITDA was a result of lower sales and higher production costs as described above.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the six months ended June 30, 2023 was $15.3 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cost (“AISC”)

Second Quarter 2023 vs Second Quarter 2022

Consolidated AISC per gold equivalent ounce sold for the second quarter of 2023 was $1,799 per ounce compared to $1,434 per ounce for the comparable quarter. The increase in AISC was primarily the result of:

●	Lower gold equivalent ounces (“GEO”) sold primarily due to the impact of an illegal blockade at the San Jose Mine and lower sales at the Lindero Mine
●	$7.3 million in stand-by and maintenance costs, and one-time payments related to the work stoppage at San Jose and the underground work stoppage at Yaramoko
●	Higher sustaining capital at the Lindero Mine due to Phase 2 of the leach pad expansion and higher capitalized stripping and higher mine development at Yaramoko
●	The previous period benefited from the impact of the gain on a forward contract for diesel of $1.0 million

First six months of 2023 vs First six months of 2022

Consolidated AISC per gold equivalent ounce sold for the six months ended June 30, 2023 was $1,647 per ounce compared to $1,358 per ounce for the comparable period. The increase in AISC was primarily the result of:

●	Lower GEOs sold due to the factors described above
●	$2.3 million in additional treatment charges and final assay adjustments for the sale of concentrate
●	$7.3 million in stand-by and maintenance costs and one-time payments related to the work stoppage at San Jose and the underground work stoppage at Yaramoko
●	The previous period benefited from the impact of the gain on a forward contract for diesel of $1.8 million

General and Administrative (“G&A”) Expenses

	Three months ended June 30,			Six months ended June 30,
(Expressed in millions)	2023	2022	% Change	2023	2022	% Change
Mine G&A	6.2	6.2	0%	12.1	11.1	9%
Corporate G&A	7.2	8.1	(11%)	14.1	16.2	(13%)
Share-based payments	1.1	0.4	175%	3.3	4.0	(18%)
Workers' participation	—	0.1	(100%)	0.1	0.4	(75%)
Total	14.5	14.8	(2%)	29.6	31.7	(7%)

G&A expenses for the three months ended June 30, 2023 decreased 2% to $14.5 million compared to $14.8 million reported in the same period in 2022. G&A costs were in line with the previous quarter as higher share based compensation offset lower Corporate G&A.

G&A expenses for the six months ended June 30, 2023 decreased 7% to $29.6 million compared to $31.7 million reported in the same period in 2022. The decrease in G&A was a result of lower share-based compensation due to mark-to-market adjustments on share units that will settle in cash.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Foreign Exchange Loss

Foreign exchange loss for the three months ended June 30, 2023 decreased $1.1 million to $2.0 million compared to $3.1 million reported in the same period in 2022. Foreign exchange losses occurred primarily in Mexico and Argentina in the second quarter of 2023 compared to the previous period where a devaluation of the Euro impacted balances denominated in the West African Franc.

Foreign exchange loss for the six months ended June 30, 2023 decreased $2.6 million to $3.5 million compared to $6.1 million reported in the same period in 2022. For the first six months of the year foreign exchange losses were primarily the result of the impact of Argentine Peso depreciation and its impact on outstanding VAT balances and the appreciation of the Mexican Peso and its impact on Peso denominated liabilities. In the comparable period the larger foreign exchange losses were primarily the result of the devaluation of the West African Franc and its impact on VAT balances held at Yaramoko.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Income tax expense for the three months ended June 30, 2023 was $1.0 million compared to an income tax expense of  $13.6 million reported in the same period in 2022. The decrease of $12.6 million is primarily attributable to lower income before taxes and the impact of San Jose having a loss during the quarter. Dividend withholding taxes for Q2 2023 were $0.5 million compared to $3.5 million for the same period in 2022.

Fortuna | 12

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Income tax expense for the six months ended June 30, 2023 was $9.0 million compared to an income tax expense of  $20.4 million reported in the same period in 2022. The decrease of $11.4 million is primarily attributable to lower income before taxes and higher withholding taxes paid in the first half of 2022.

The ETR for the three months ended June 30, 2023 was 23% compared to 90% for the same period in 2022. The decrease of 67% is primarily attributable to the appreciation of local currencies and their impact on deferred tax, and dividend withholding taxes that were paid in the second quarter of 2022.

The ETR for the six months ended June 30, 2023 was 37% compared to 42% for the same period in 2022. The decrease of 5% is primarily attributable to lower withholding taxes paid on intercompany dividends.

Outlook

Production

The Company has reiterated its consolidated production guidance of 6.3 to 6.9 million ounces of silver and 282 to 320 thousand ounces of gold for the year. Production for the year for each of the mines is expected to be as follows:

●	San Jose is at risk of finishing the year below the lower end of its guidance range as a result of an illegal blockade by the workers’ union related to demands on higher profit sharing distributions and increased absenteeism and resignations following resolution of the blockade.
●	The above is being offset by both Caylloma and Yaramoko which are expected to achieve the upper end of their guidance range
~~●~~	Séguéla is expected to meet the lower end of its guidance range and Lindero is on track to achieve production guidance.

Costs

The Company expects on an aggregate to meet its cost guidance for the year as strong performance at Yaramoko offsets other parts of the portfolio. Specifically:

●	San Jose is estimated to be approximately 10% above the upper end of its cost guidance for the year as a result of lower production in the second quarter, measures taken to recover the lost production from the quarter, and the appreciation of the Mexican Peso impacting Peso denominated costs
●	Yaramoko is expected to be at the low end of its cost guidance as a result of higher production
●	Lindero is estimated to be at the upper end of its cost guidance as a result primarily of the continued impact of inflation in the country without an equivalent devaluation in the Argentine Peso
●	Séguéla and Caylloma are expected to be within cost guidance

Fortuna | 13

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Mine Production
Tonnes placed on the leach pad	1,503,323	1,502,074	2,981,471	2,797,829

Gold
Grade (g/t)	0.62	0.74	0.83	0.83
Production (oz)	25,456	29,016	50,714	59,084
Metal sold (oz)	25,140	30,546	51,952	59,165
Realized price ($/oz)	1,975	1,869	1,879	1,879

Unit Costs
Cash cost ($/oz Au)[1]	879	687	885	690
All-in sustaining cash cost ($/oz Au)[1]	1,688	1,151	1,552	1,096

Capital Expenditures ($000's) [2]
Sustaining	13,337	6,123	21,082	9,248
Non-sustaining	136	–	323	169
Brownfields	–	646	–	790
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the second quarter of 2023, a total of 1,503,323 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.62 g/t, containing an estimated 29,984 ounces of gold. Gold production for Q2 2023 totaled 25,456 ounces, comprised of 24,599 ounces of doré, an estimated 731 ounces of gold contained in fine carbon, and 126 ounces contained in copper concentrate. This represents a 12% decrease in total ounces, quarter-over-quarter. This decline in gold production can be primarily attributed to a decrease in the head grade of mineralized material placed on the leach pad, but is in line with the planned mining sequence. Mine production for the quarter was 0.8 million tonnes of mineralized material, with a strip ratio of 2.69:1. This stripping ratio is consistent with the operation's plan for the year, which anticipates a ratio of 1.17:1.

Cash cost per ounce of gold for the quarter ended June 30, 2023, was $879 compared to $687 in the same period in 2022. Cash cost per ounce of gold was higher due to higher indirect costs, and lower production. This was partially offset by higher stripping capitalization and by-product sales from copper.

All-in sustaining cash cost per gold ounce sold was $1,688 during Q2 2023 compared with $1,151 in the same period of 2022. All-in sustaining cash cost for the second quarter of 2023 was impacted by the cost issues described above, compounded by lower ounces sold and significantly higher sustaining capital expenditures.

During the quarter, sustaining capital expenditures were primarily driven by the development of Phase 2 of the leach pad, higher capitalized stripping, plant investments, and capitalized maintenance.

Fortuna | 14

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in south-western Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	144,202	138,787	283,852	266,755

Gold
Grade (g/t)	6.51	5.42	6.23	6.43
Recovery (%)	98	97	98	98
Production (oz)	29,002	24,553	55,439	52,788
Metal sold (oz)	25,946	24,598	55,476	54,128
Realized price ($/oz)	1,976	1,868	1,933	1,873

Unit Costs
Cash cost ($/oz Au)[1]	719	928	772	804
All-in sustaining cash cost ($/oz Au)[1]	1,626	1,565	1,564	1,334

Capital Expenditures ($000's) [2]
Sustaining	14,318	9,085	27,867	16,446
Brownfields	1,019	–	2,210	488
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

The Yaramoko Mine produced 29,002 ounces of gold in the second quarter of 2023 with an average gold head grade of 6.51 g/t, an 18% increase when compared to the same period in 2022. Production benefitted from higher grades mined and an increase in milled tonnes. Better than expected grades were sourced from the extension of the deposit beyond the current resource boundary on the western side of the 55 Zone. Production at Yaramoko is expected to be at the upper end of annual guidance range. In light of the recent success encountering extensions of mineralization on the fringes of the resource boundary at Zone 55, the Company expects to provide a Mineral Reserve and Mineral Resource update before year end.

Access to the underground mine was impacted for 27 days in April due to a failure of the Armtec tunnelling structure at the mine portal. Throughout this period, processing operations were maintained by milling surface ore stockpiles. Underground mine production resumed on May 1.

Cash cost per ounce of gold sold for the quarter ended June 30, 2023, was $719 compared to $928 in the same period in 2022. Cash cost per ounce decreased due to higher production and higher head grades, lower indirect costs, and lower mining costs related to lower stoping and operating development costs.

All-in sustaining cash cost per gold ounce sold was $1,626 for Q2 2023, compared to $1,565 for the same period in 2022. This increase was as a result of increased capital expenditures related to underground development, $2.0 million in stand-by charges incurred while the mine access ramp was remediated and a $1.0 million administrative penalty.

Fortuna | 15

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Sustaining capital for Q2 2023 was higher due to higher mine development and the Zone 55 Primary Vent Circuit extension. Brownfields expenditure was primarily related to diamond drilling.

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, gold and silver production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	194,887	251,945	441,623	502,892
Average tonnes milled per day	2,633	2,831	2,760	2,874

Silver
Grade (g/t)	168	187	186	186
Recovery (%)	91	91	91	91
Production (oz)	957,265	1,385,336	2,260,577	2,743,525
Metal sold (oz)	942,671	1,417,303	2,271,004	2,733,496
Realized price ($/oz)	24.09	22.56	23.20	23.39

Gold
Grade (g/t)	1.02	1.13	1.13	1.13
Recovery (%)	90	91	90	90
Production (oz)	5,778	8,295	14,009	16,534
Metal sold (oz)	5,695	8,564	14,050	16,516
Realized price ($/oz)	1,973	1,873	1,929	1,881

Unit Costs
Production cash cost ($/t)[2]	102.77	83.57	93.77	79.82
Production cash cost ($/oz Ag Eq)[1,2]	15.93	11.00	13.26	10.72
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	24.07	15.41	19.01	15.36

Capital Expenditures ($000's) [3]
Sustaining	3,593	4,051	7,366	7,626
Non-sustaining	524	454	793	869
Brownfields	788	1,568	1,875	3,097
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 16

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the second quarter of 2023, the San Jose Mine produced 957,265 ounces of silver and 5,778 ounces of gold, 31% and 30% lower, respectively, when compared to the same period in 2022.

The decrease in production is explained by the 15-day full shutdown of operations due to the illegal blockade by the workers’ union related to demands for higher profit sharing distributions and higher absenteeism and resignations of personnel following the resolution of the blockade. The 15-day shutdown reduced planned production for the quarter by 47,200 tonnes and impacted mine preparation, delaying access to higher grade stopes planned in the quarter. The Company has adjusted its mine plan to access these higher grade stopes in the third quarter and has taken the necessary steps to address worker absenteeism.

The cash cost per tonne for the three months ended June 30, 2023, was $102.77 compared to $83.57 in the same period in 2022. The increase was primarily due to inflation and the appreciation of the Mexican Peso, affecting consumables, labour costs and other services paid in Pesos. Cash costs per tonne were also impacted by lower tonnes processed as a result of lost production during the blockade and ramp-up as site returned to normal operations.

All-in sustaining cash cost of payable silver equivalent for the three months ended June 30, 2023, increased 24% to $24.07 per ounce, compared to $15.41 per ounce for the same period in 2022. The increase was driven by higher cash cost, lower production, and a one-time bonus negotiated as part of the union agreement. This was offset slightly by lower capital expenditures.

In the second quarter of 2023, sustaining capital expenditure was lower than the same period in 2022, due to the purchase of two scooptrams in 2022. This was partially offset by higher development costs in the current quarter. Brownfields expenditures were lower than planned stemming from geological and operational delays.

Fortuna | 17

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	137,004	135,977	262,999	268,552
Average tonnes milled per day	1,539	1,528	1,494	1,526

Silver
Grade (g/t)	84	77	83	83
Recovery (%)	83	79	81	81
Production (oz)	305,296	267,559	588,362	579,498
Metal sold (oz)	336,086	279,051	599,656	573,352
Realized price ($/oz)	24.13	22.89	23.30	23.35

Gold
Grade (g/t)	0.12	0.17	0.16	0.16
Recovery (%)	16	43	40	40
Production (oz)	89	307	255	565
Metal sold (oz)	—	278	22	603
Realized price ($/oz)	—	1,897	1,895	1,864

Lead
Grade (%)	3.72	3.00	3.27	3.27
Recovery (%)	91	85	87	88
Production (000's lbs)	10,207	7,637	19,716	16,771
Metal sold (000's lbs)	11,419	8,021	20,201	16,596
Realized price ($/lb)	0.96	1.02	0.99	1.04

Zinc
Grade (%)	5.18	4.09	4.14	4.14
Recovery (%)	90	89	89	89
Production (000's lbs)	14,037	10,886	27,088	21,713
Metal sold (000's lbs)	13,986	10,920	27,800	21,466
Realized price ($/lb)	1.23	1.79	1.34	1.74

Unit Costs
Production cash cost ($/t)[2]	103.38	93.31	100.84	91.48
Production cash cost ($/oz Ag Eq)[1,2]	14.76	13.14	14.02	12.77
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	19.18	18.19	18.12	18.01

Capital Expenditures ($000's) [3]
Sustaining	2,943	3,793	5,753	7,742
Brownfields	336	207	540	531
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 18

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

The Caylloma Mine produced 305,296 ounces of silver, 10.2 million pounds of lead, and 14.0 million pounds of zinc during the second quarter of 2023. Silver production was 14% higher compared to the same quarter in 2022, as production benefitted from higher grade stopes at the lower levels of the Animas vein. Lead and zinc production rose by 34% and 29% respectively, compared to the same period in 2022, due to higher head grades sourced from lower levels at the Animas vein. Gold production totaled 89 ounces with an average head grade of 0.12 g/t.

The cash cost per tonne of processed ore for the three months ended June 30, 2023 increased 11% to $103.38 compared to $93.31 in the same period in 2022. The increase was mainly due to higher mining costs driven by inflation and its direct impact on the price of materials.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended June 30, 2023, increased 5% to $19.18 per ounce, compared to $18.19 per ounce for the same period in 2022. The increase was driven by higher cash cost and the impact of metal prices on the calculation of silver equivalent ounces. This was partially offset slightly by lower capital expenditures.

Capital costs for the period primarily consisted of underground development in mine levels 15, 16 and 18.

PROJECTS & EXPLORATION

Séguéla Gold Mine Update

On September 29, 2022, Fortuna announced the decision to proceed with the construction of the open pit mine at the Séguéla Mine in Côte d’Ivoire. The development of the Séguéla Mine is based on the technical report filed under NI 43-101 entitled “NI 43-101 Technical Report Séguéla Project, Feasibility Study, Worodougou Region, Côte d’Ivoire”, dated May 26, 2022 with an effective date of April 19, 2022.

During the second quarter of 2023 the Company completed substantially all construction related activities and poured first gold on May 24, 2023. Since the gold pour, operations at Séguéla have focused on ramp-up and commissioning activities at the plant to bring it up to nameplate capacity. Gold production in 2023 is expected to be between 60,000 and 75,000 ounces.

Mine Development

Mining of mineralized material commenced in the second quarter with first ore being delivered to the run of mine (“ROM”) pad on April 2. Mining began in free dig oxide saprolite with the first blast in transitional material taking place on May 28, 2023. Waste mined was used to construct and expand the ROM pad and to commence construction of the next lift of the tailings storage facility. Total movement of waste and ore was 877,143 and 383,100 tonnes, respectively.

During the second quarter, site preparation and access road construction to the Ancien pit was undertaken along with initiating the first grade control drilling program for this deposit. The high grade Ancien pit is planned to commence contributing mill feed in the fourth quarter of this year.

The mine is operating with a complete fleet consisting of eight 100-ton CAT 777 trucks, four excavators, four production/grade control drill rigs, and ancillary equipment.

Fortuna | 19

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Grade Control and Infill

Prior to the commencement of mining, grade control drilling was undertaken at the Antenna pit. Results from this initial campaign of grade control drilling have been positive in terms of reconciliation against the geological model with an increase in tonnes and gold grade of 2% and 13%, respectively, for an overall increase in contained gold ounces of 15%.

Refer to the News Release dated July 12, 2023 “Fortuna reports production of 93,454 gold equivalent ounces for the second quarter of 2023” for additional details.

Processing

The processing plant consists of a single stage crushing circuit with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré.

First ore was fed to the SAG mill on April 26 with first gold pour occurring on schedule on May 24, 2023. After five weeks of successful ramp up activities, process plant throughput has progressively increased to reach nameplate capacity of 154 t/hr at the end of the quarter.

Average gold recovery in the initial weeks of the operations ramp up phase was 89.6%, tracking as per expectations and marginally below the life of mine design recovery of 94%. Management expects the processing plant will achieve design recovery parameters during the third quarter, as mine feed transitions into fresh and transitional ore and the processing plant throughput becomes stable at nameplate capacity.

Second Quarter 2023
Tonnes Milled	109,605
Average tpd milled	1,611
Gold Grade (g/t)	1.56
Gold Recovery (%)	89.6
Gold Production	4,023

Subsequent to June 30, 2023 Séguéla experienced a failure of the primary transformer for the SAG Mill resulting in a nine day shutdown. Vendor representatives were brought in to assist with the repairs and perform an assessment of the transformer and the recommended modifications were put in place to prevent future issues. Once the repairs were completed the plant was brought back up to its nominal production rate. Séguéla also successfully completed its first gold sale in July of 6,505 ounces.

Cost

For the second quarter of 2023 the Company incurred and expended $8.6 million and $8.9 million respectively related to construction activities. Since the project early works began in the third quarter of 2021 the Company has incurred and expended $173.6 million and $161.2 million respectively.

(Expressed in millions)	Q2 2023	Project to Date
Expended Capital Costs[1]	8.9	161.2
Working Capital Adjustment[2]	0.3	(12.4)
Incurred Capital Costs[3]	8.6	173.6

1 Cash basis. Excludes exploration costs, capitalized interest and management fees.

2 Primarily consists of work performed not yet invoiced and increases in the accounts payable balance offset by increases in the VAT receivable balance.

3 Accrual basis. Excludes capitalized interest and management fees.

As of June 30, 2023 construction at the Séguéla Mine was substantially complete with minimal remaining expenditures associated with final commissioning and vendor testing, and the mine was delivered on budget. Settlement of final

Fortuna | 20

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

construction related payables is expected to be financed by free cash flow from ongoing operations. Refer to “Capital Resources” for additional information.

In addition to the construction activities above, the Company capitalized pre-production costs of $3.6 million related to the start-up of mining activities in the Antenna pit as well as $7.0 million in additional equipment and infrastructure related to operations.

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to June 30, 2023:

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Sales	158.4	175.7	164.7	166.6	167.9	182.3	198.9	162.6
Mine operating income	31.9	40.4	26.0	24.7	32.5	63.5	58.3	47.3
Operating income (loss)	7.7	23.9	(173.1)	5.7	13.1	40.7	38.9	21.8
Net income (loss)	3.5	11.9	(160.4)	(4.1)	1.7	27.0	16.6	0.2

Basic (loss) earnings per share	0.01	0.04	(0.52)	(0.01)	0.01	0.09	0.05	—
Diluted (loss) earnings per share	0.01	0.04	(0.52)	(0.01)	0.01	0.09	0.05	—

Total assets	1,991.5	1,946.1	1,876.2	2,032.6	2,060.0	2,060.4	2,021.9	2,002.1
Debt	285.9	244.9	219.2	204.2	218.6	198.0	157.5	187.7

Figures may not add due to rounding

Sales decreased 10% in the second quarter of 2023 to $158.4 million compared to $175.7 million in the first quarter of 2023. Sales in the quarter were impacted by the illegal blockade at San Jose. Net income decreased by $8.4 million compared to the first quarter of 2023 as a result of lower sales and $7.3 million of other operating expenses related to care and maintenance, stand-by charges, and one-time payments associated with the work stoppages at Yaramoko and San Jose.

Sales increased 7% in the first quarter of 2023 to $175.7 million compared to $164.7 million in the fourth quarter of 2022 as higher gold sales and realized prices offset lower silver production. Net income increased by $172.3 million compared to the fourth quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) in the previous quarter.

Sales decreased 1% in the fourth quarter of 2022 to $164.7 million compared to $166.6 million in the third quarter of 2022 as lower production was offset by higher metal prices. Net loss increased by $156.3 million compared to the third quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) related to a write-down in the carrying value of the San Jose, Yaramoko, and Lindero cash generating units.

Sales decreased 1% in the third quarter of 2022 to $166.6 million compared to $167.9 million in the second quarter of 2022 as higher production was offset by lower realized metal prices. Mine operating income was impacted by higher processing costs and a $1.0 million write down of inventory to net realizable value at Yaramoko. Net income decreased $5.8 million compared to the second quarter of 2022 primarily due to the factors described above as well the write-off of the Tlamino property for $3.4 million.

Sales decreased 8% in the second quarter of 2022 to $167.9 million compared to $182.3 million in the first quarter of 2022 due primarily to lower sales at Yaramoko as mining finished in the QV zone and mill feed was supplemented by stockpiles reducing head grade delivered to the mill and lower head grades at San Jose. Mine operating income was lower as a result of lower sales as well as a $4.0 million write-down of inventory to net realizable value and an increase in costs due to

Fortuna | 21

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

inflationary pressures. Net income decreased $25.3 million compared to the first quarter of 2022 primarily due to the factors described above as well as higher current taxes from the recognition of withholding taxes.

Sales decreased 8% in the first quarter of 2022 to $182.3 million compared to $198.9 million in the fourth quarter of 2021 due primarily to lower sales at Lindero as a result of the impacts of COVID-19 at the mine and due to lower head grades at San Jose. Operating income was in line with the previous quarter as higher mine operating income was offset by the $2.1 million write-off due to the termination of a property agreement for the Santa Fe Property in Mexico and an increase in foreign exchange losses in the quarter. Net income increased $10.4 million compared to the fourth quarter of 2021 primarily due to lower current and deferred taxes.

Sales increased 22% in the fourth quarter of 2021 to $198.9 million compared to $162.6 million in the third quarter of 2021 due primarily to higher sales at Lindero and San Jose. Sales at Lindero increased to $65.6 million from $41.6 million, and sales from San Jose increased to $56.7 million from $48.0 million. Operating income was 78% higher in the fourth quarter of 2021 due primarily to an increase in gold ounces sold at Lindero and higher metal prices and the impact of the SGM royalty settlement in the fourth quarter of 2021.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash flow generated from operating activities for the second quarter of 2023 was $44.2 million compared to $47.4 million in the previous quarter. The reduction in cash flow from operating activities was the result of the lower sales from the San Jose Mine due to the temporary suspension of work as a result of the illegal blockade and payments made as part of an agreement reached with the workers’ union. Positive changes in working capital were the result of the collection of receivables during the quarter as well as positive movements in accounts payable related to the contracted deferral of payments to the mine contractor at Séguéla. This was partially offset by the build up of $11.0 million in inventory at Séguéla. Interest paid for the quarter was lower as a larger amount was capitalized related to the Séguéla project.

Investing Activities

In the second quarter of 2023 the Company invested $73.2 million in capital expenditures on a cash basis. Investments made in the quarter consisted of $35.6 million in sustaining and $37.6 million in non-sustaining expenditures which consist primarily of the following:

Sustaining

●	$15.3 million in capital expenditures at Yaramoko which consisted primarily of underground development
●	$13.4 million invested at the Lindero Mine to support both capitalized stripping of Phase 3 of the open pit and the Phase 2 expansion of the leach pad
●	Investments in underground development at Caylloma and San Jose

Non-Sustaining

●	$10.0 million to Newcrest West Africa Holdings Pty Ltd. paid on the achievement of the first gold pour at Séguéla a under a contractual obligation
●	$19.5 million invested in completing the construction of Séguéla, and capitalized pre-production activities
●	$3.4 million of capitalized interest related to Séguéla
●	$4.5 million in costs associated with the Proposed Chesser Acquisition for both the bridge loan extended to Chesser and capitalized transaction costs. See “Proposed Transactions” for further details regarding the bridge loan.

Fortuna | 22

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Financing Activities

Financing activities for the quarter primarily consisted of a $40.5 million draw down on the Company’s revolving credit facility to fund the construction of the Séguéla Mine and corporate activities associated with the Proposed Chesser Acquisition.

Capital Resources

The Company maintains a $250.0 million revolving credit facility (“Credit Facility”). As at June 30, 2023 the Company had drawn down $245.5 million of the available credit. The Credit Facility has a term of four years and a step down to $175.0 million on November 4, 2024. Interest accrues on SOFR loans under the Credit Facility at SOFR plus an applicable margin of 2.25% to 3.25% which varies depending on the consolidated leverage levels of the Company.

The Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out therein. As at June 30, 2023, the Company was in compliance with all of the covenants under the Credit Facility.

As at	June 30, 2023	December 31, 2022	Change
Cash and cash equivalents	93.4	80.5	12.9
Credit facility	250.0	250.0	-
Total liquidity available	343.4	330.5	12.9
Amount drawn on credit facility	(245.5)	(180.0)	(65.5)
Net liquidity position	97.9	150.5	(52.6)

Figures may not add due to rounding

On January 5, 2023, the Company announced that it had received notice of a resolution (“SEMARNAT Resolution”) from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the environmental impact authorization (“EIA”) for the San Jose Mine that it had granted to Fortuna’s wholly-owned subsidiary, Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”) in December 2022.

Minera Cuzcatlan initiated legal proceedings (the “Mexican Legal Proceedings”) in the Mexican Federal Administrative Court (the “Court”) to contest and revoke the annulment of the EIA. The Court has admitted the Mexican Legal Proceedings, and on March 10, 2023, Minera Cuzcatlan received notice that the Court has granted it a permanent injunction which allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the determination of the Mexican Legal Proceedings.

Until the determination of the Mexican Legal Proceedings, the Company has agreed with its lenders to certain temporary restrictions under the Credit Facility as follows:

●	Until the date that the Company receives a positive decision in the Mexican Legal Proceedings, the following conditions will apply:

o	The Company may not exercise the $50.0 million accordion feature.

o	The Company must maintain a minimum cash balance of $70.0 million. In the event that the Company fails to maintain this minimum requirement over a period of 30 days, the availability of the credit under the facility will be reduced to $200.0 million. The credit availability will revert to $250.0 million once the Company re-establishes the minimum cash balance requirement over a period of 30 days.

Fortuna | 23

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

o	The Company cannot make any distributions, cash-based permitted acquisition and investments, nor any discretionary expansionary capital expenditures (other than those related to the completion of the Séguéla Mine).

o	The Company may not make investments in or provide financial assistance to non-guaranteeing subsidiaries in excess of $3,000,000.

●	In the event that: (1) the permanent injunction ceases to be in effect; (2) the Court upholds the SEMARNAT Resolution, (3) an Administrative Authority issues a resolution to cease operations at the San Jose Mine, or (4) a positive decision in the Mexican Legal Proceedings is not received before March 31, 2024, the availability under the Credit Facility will be reduced to nil, and an event of default will occur thereunder.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $14.9 million, and a forward sales contracts liability totaling $0.1 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See note 3 (section r) and Note 26 of the 2022 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 290,914,912 common shares outstanding as at August 9, 2023. In addition, there were 2,373,849 outstanding equity-settled share-based awards as follows:

Incentive stock options	127,350
Restricted share units	406,487
Performance share units	1,840,012
Total	2,373,849

An aggregate of 1,807,223 share-settled performance units issued by the Company are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

Fortuna | 24

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

As at June 30, 2023, the Company has $45.7 million of senior subordinated unsecured convertible debentures outstanding.  The debentures mature on October 31, 2023 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October. The debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, resulting in the issuance of up to 9,143,000 common shares subject to adjustments in certain circumstances. Refer to Note 13 of the 2022 Financial Statements for additional details.

Normal Course Issuer Bid

On April 28, 2023 the Company announced a renewal of its Normal Course Issuer Bid Program (“NCIB”) pursuant to which the Company may purchase up to five percent of its outstanding common shares.  Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2023 and will expire on the earlier of May 1, 2024; the date Fortuna acquires the maximum number of common shares allowable under the NCIB; or the date Fortuna otherwise decides not to make any further repurchases under the NCIB.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three and six months ended June 30, 2023 and 2022:

(a)   Key Management Personnel

During the three and six months ended June 30, 2023 and 2022, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Amounts paid to key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
(Expressed in $ thousands)	2023	2022	2023	2022
Salaries and benefits	1,985	3,720	4,814	6,979
Directors fees	207	238	414	540
Consulting fees	17	17	33	35
Share-based payments	565	(3,535)	1,825	2,963
	2,774	440	7,086	10,517

PROPOSED TRANSACTIONS

On May 8, 2023, the Company announced it had entered into a Scheme Implementation Deed with Chesser (ASX: CHZ), as amended on June 28, 2023, under which the Company proposes to acquire all of the issued and outstanding shares of Chesser (the “Proposed Chesser Acquisition ”) by way of a court approved Scheme of Arrangement pursuant to the Australian Corporations Act.  Under the terms of the Proposed Chesser Acquisition, the Chesser shareholders will receive 0.0248 of a common share of Fortuna for each Chesser share held, and Chesser will become a wholly-owned subsidiary of the Company.  The Company expects to issue up to 15,545,682 common shares to the Chesser shareholders, and the former shareholders of Chesser will own approximately 5.1% of the outstanding common shares of Fortuna on an undiluted basis upon the completion of the Proposed Chesser Acquisition.

The Proposed Chesser Acquisition is scheduled to be completed on or about September 21, 2023 and is subject to approval by the Federal Court of Australia, approval by the shareholders of Chesser to be sought at a meeting of the

Fortuna | 25

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Chesser shareholders scheduled to be held on August 25, 2023, together with other customary closing conditions such as receipt of requisite regulatory approvals.

The acquisition of Chesser will represent a relatively small transaction for Fortuna and can be incorporated into Fortuna’s portfolio of assets efficiently and effectively. In addition to closing and transaction related costs, the transaction is expected to trigger a capital gain tax on the indirect acquisition of a Sengalese entity with a total impact on future cash flows of approximately $12.8 million subject to the final determination of the consideration exchanged. Outside of the costs of executing the acquisition, the transaction is not expected to materially impact the financial performance of the Company.

As part of the Proposed Chesser Acquisition, Fortuna has also entered into a secured bridging loan agreement with Chesser, pursuant to which the Company agreed to advance to Chesser up to Aus$3 million (which has been drawn down in full) to assist with Chesser’s transaction costs and for general corporate purposes during transaction implementation. Security for the loan has been granted over all of Chesser's present and after-acquired property.

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.

Fortuna | 26

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Tonne	This ratio is calculated by dividing Cash Costs by the number of tonnes milled in the period.
Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.

Fortuna | 27

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted Net Income

Adjusted net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.

Fortuna | 28

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Sold

The following tables presents a reconciliation of cash cost per ounce of gold sold to the cost of sales in the Condensed Consolidated Interim Unaudited Financial Statements for the three and six months ended June 30, 2023 and 2022:

Lindero Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		40,280	41,326	82,005	77,194
Changes in doré inventory		11	(305)	(1,320)	712
Inventory adjustment		-	(739)	15	-
Export duties		(3,850)	(4,284)	(7,776)	(8,292)
Depletion and depreciation		(11,873)	(14,296)	(25,065)	(26,305)
By product credits		(2,486)	-	(3,284)	-
Production cash cost		22,082	21,702	44,575	43,309
Changes in doré inventory		(11)	305	1,320	(712)
Realized gain in diesel hedge		-	(1,037)	-	(1,819)
Cash cost applicable per gold ounce sold	A	22,071	20,970	45,895	40,778
Ounces of gold sold	B	25,104	30,534	51,843	59,141
Cash cost per ounce of gold sold ($/oz)	=A/B	879	687	885	690

Yaramoko Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		38,353	44,240	83,216	82,281
Changes in doré inventory		-	-	-	(1,320)
Inventory net realizable value adjustment		(827)	(4,027)	(827)	(4,027)
Export duties		(3,086)	(2,748)	(6,448)	(6,081)
Depletion and depreciation		(15,788)	(14,626)	(33,156)	(28,654)
Refining charges		-	(174)	-	(329)
By product credits		-	(20)	-	(25)
Production cash cost		18,652	22,645	42,785	41,845
Changes in doré inventory		-	-	-	1,320
Refining charges		-	174	-	329
Cash cost applicable per gold ounce sold	A	18,652	22,819	42,785	43,494
Ounces of gold sold	B	25,946	24,598	55,418	54,128
Cash cost per ounce of gold sold ($/oz)	=A/B	719	928	772	804

Cash Cost per Ounce of Gold Equivalent Sold

The following tables presents a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the Condensed Consolidated Interim Unaudited Financial Statements for the three and six months ended June 30, 2023 and 2022:

Consolidated	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cost of sales	126,542	135,328	261,760	254,157
Changes in concentrate inventory and dore inventory	151	(545)	(1,383)	(660)
Cost of sales-Right of use	761	-	1,456	-
Depletion and depreciation in concentrate inventory	82	(38)	(90)	(185)
Inventory adjustment	(1,813)	(5,309)	(1,703)	(12,053)
Royalties, export duties and mining taxes	(8,495)	(8,602)	(17,206)	(35,595)
Provision for community support	(52)	100	(78)	(26)
Workers' participation	(164)	(491)	(627)	(1,831)
Depletion and depreciation	(39,598)	(42,160)	(83,553)	(53,593)

Fortuna | 29

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

By product credits		(2,486)	(20)	(3,284)	(25)
Production cash cost		74,928	78,263	155,292	150,189
Changes in concentrate inventory and dore inventory		(151)	545	1,383	660
Cost of sales-Right of use		(761)	-	(1,456)	-
Depletion and depreciation in concentrate inventory		(82)	38	90	185
Inventory adjustment		986	543	891	(266)
Realized gain in diesel hedge		-	(1,037)	-	(1,819)
Treatment charges		5,385	4,107	10,424	8,112
Refining charges		984	1,292	2,175	2,556
Cash cost applicable per gold equivalent ounce sold	A	81,289	83,751	168,799	159,617
Ounces of gold equivalent sold	B	83,994	96,105	179,534	194,548
Cash cost per ounce of gold equivalent sold ($/oz)	=A/B	968	871	940	820

Fortuna | 30

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold sold and all-in cash cost per ounce of gold sold for the three and six months ended June 30, 2023 and 2022:

Lindero Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	22,071	20,970	45,895	40,778
Export duties and mining taxes	3,850	4,284	7,776	8,292
General and administrative expenses (operations)	2,507	2,548	4,499	4,453
Adjusted operating cash cost	28,428	27,802	58,170	53,523
Sustaining leases	599	563	1,197	1,268
Sustaining capital expenditures[1]	13,337	6,123	21,082	9,248
Brownfields exploration expenditures[1]	-	646	-	790
All-in sustaining cash cost	42,364	35,134	80,449	64,829
Non-sustaining capital expenditures[1]	136	-	323	169
All-in cash cost	42,500	35,134	80,772	64,998
Ounces of gold sold	25,104	30,534	51,843	59,141
All-in sustaining cash cost per ounce of gold sold	1,688	1,151	1,552	1,096
All-in cash cost per ounce of gold sold	1,693	1,151	1,558	1,099
[1] Presented on a cash basis

Yaramoko Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	18,652	22,819	42,785	43,494
Inventory net realizable value adjustment	334	1,955	334	1,955
Export duties and mining taxes	3,086	2,748	6,448	6,081
General and administrative expenses (operations)	609	472	1,498	882
Standby costs	2,999	-	2,999	-
Adjusted operating cash cost	25,680	27,994	54,064	52,412
Sustaining leases	1,161	1,419	2,520	2,854
Sustaining capital expenditures[1]	14,318	9,085	27,867	16,446
Brownfields exploration expenditures[1]	1,019	-	2,210	488
All-in sustaining cash cost	42,178	38,498	86,661	72,200
All-in cash cost	42,178	38,498	86,661	72,200
Ounces of gold sold	25,946	24,598	55,418	54,128
All-in sustaining cash cost per ounce of gold sold	1,626	1,565	1,564	1,334
All-in cash cost per ounce of gold sold	1,626	1,565	1,564	1,334
[1] Presented on a cash basis

Fortuna | 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three and six months ended June 30, 2023 and 2022:

Consolidated	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	81,289	83,751	168,800	159,617
Cost of sales-Right of use	334	1,955	334	1,955
Inventory adjustment - cash portion	8,495	8,602	17,206	17,582
Royalties, export duties and mining taxes	168	592	706	2,206
Workers' participation	6,128	5,856	11,955	10,819
General and administrative expenses (operations)	8,312	8,525	17,081	19,864
General and administrative expenses (Corporate)	7,083	-	7,083	-
Adjusted operating cash cost	111,809	109,281	223,165	212,043
Care and maintenance costs (impact of COVID-19)	-	(2)	-	-
Sustaining leases	2,931	3,087	5,906	6,092
Sustaining capital expenditures	34,192	23,052	62,068	41,063
Brownfields exploration expenditures	2,142	2,421	4,625	4,905
All-in sustaining cash cost	151,074	137,839	295,764	264,103
Payable ounces of gold equivalent sold	83,994	96,105	179,534	194,548
All-in sustaining cash cost per ounce of gold equivalent sold	1,799	1,434	1,647	1,358

[1] Gold equivalent was calculated using the realized prices for gold of $1,893/oz Au, $22.5/oz Ag, $2,256/t Pb, and $3,197/t Zn for Q1 2023 and using the realized prices for gold of $1,884/oz Au, $24.2/oz Ag, $2,331/t Pb, and $3,736/t Zn for Q1 2022

Fortuna | 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the Condensed Consolidated Interim Unaudited Financial Statements for the three and six months ended June 30, 2023 and 2022:

San Jose Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		29,366	32,478	61,889	61,377
Changes in concentrate inventory		(89)	(5)	(18)	72
Cost of sales-right of use		193	-	326	-
Depletion and depreciation in concentrate inventory		29	2	-	(19)
Inventory adjustment		(165)	(583)	(294)	(46)
Royalties and mining taxes		(1,040)	(1,349)	(2,297)	(2,741)
Workers participation		267	(170)	250	(897)
Depletion and depreciation		(8,532)	(9,319)	(18,444)	(17,606)
Cash cost[3]	A	20,029	21,054	41,412	40,140
Total processed ore (tonnes)	B	194,887	251,945	441,623	502,892
Production cash cost per tonne ($/t)	=A/B	102.77	83.57	93.77	79.82
Cash cost[3]	A	20,029	21,054	41,412	40,140
Changes in concentrate inventory		89	5	18	(72)
Depletion and depreciation in concentrate inventory		(29)	(2)	-	19
Inventory adjustment		165	583	294	46
Treatment charges		445	(146)	225	(55)
Refining charges		668	920	1,612	1,792
Cash cost applicable per payable ounce sold	C	21,367	22,414	43,561	41,870
Payable ounces of silver equivalent sold[1]	D	1,341,320	2,037,238	3,284,402	3,905,109
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	15.93	11.00	13.26	10.72
Mining cost per tonne		45.71	37.28	42.00	37.37
Milling cost per tonne		23.53	20.79	21.77	19.40
Indirect cost per tonne		22.01	15.67	20.64	15.15
Community relations cost per tonne		4.35	3.84	2.95	2.48
Distribution cost per tonne		7.17	5.99	6.41	5.42
Production cash cost per tonne ($/t)		102.77	83.57	93.77	79.82

1 Silver equivalent sold for Q2 2023 is calculated using a silver to gold ratio of 81.9:1 (Q2 2022: 83.0:1). Silver equivalent sold for YTD 2023 is calculated using silver to gold ratio of 83.1:1 (YTD 2022: 80.1:1)

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices

Fortuna | 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		18,543	17,284	34,651	33,305
Changes in concentrate inventory		229	(235)	(45)	(124)
Cost of sales-right of use		568	-	1,130	-
Depletion and depreciation in concentrate inventory		53	(40)	(91)	(166)
Inventory adjustment		(822)	40	(597)	312
Royalties and mining taxes		(519)	(221)	(685)	(468)
Provision for community support		(52)	100	(78)	(26)
Workers participation		(431)	(321)	(877)	(934)
Depletion and depreciation		(3,405)	(3,919)	(6,888)	(7,333)
Cash cost[3]	A	14,164	12,688	26,520	24,566
Total processed ore (tonnes)	B	137,004	135,978	263,000	268,552
Production cash cost per tonne ($/t)	=A/B	103.38	93.31	100.84	91.48
Cash cost	A	14,164	12,688	26,520	24,566
Changes in concentrate inventory		(229)	235	45	124
Depletion and depreciation in concentrate inventory		(53)	40	91	166
Inventory adjustment		822	(40)	597	(312)
Treatment charges		4,941	4,253	10,199	8,167
Refining charges		316	372	563	764
Cash cost applicable per payable ounce sold	C	19,961	17,548	38,015	33,475
Payable ounces of silver equivalent sold[1]	D	1,352,522	1,335,602	2,711,988	2,621,212
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	14.76	13.14	14.02	12.77
Mining cost per tonne		47.78	40.27	45.53	37.40
Milling cost per tonne		14.98	14.96	15.31	16.00
Indirect cost per tonne		30.75	29.51	30.10	30.04
Community relations cost per tonne		0.85	1.02	0.73	0.74
Distribution cost per tonne		9.02	7.55	9.17	7.30
Production cash cost per tonne ($/t)		103.38	93.31	100.84	91.48

1 Silver equivalent sold for Q2 2023 is calculated using a silver to gold ratio of 0.0:1 (Q2 2022: 82.9:1), silver to lead ratio of 1:28.2 pounds (Q2 2022: 1:22.5), and silver to zinc ratio of 1:19.6 pounds (Q2 2022: 1:12.8). Silver equivalent sold for YTD 2023 is calculated using a silver to gold ratio of 81.3:1 (YTD 2022: 79.8:1), silver to lead ratio of 1:23.6 pounds (YTD 2022: 1:22.5), and silver to zinc ratio of 1:17.4 pounds (YTD 2022: 1:13.4).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Fortuna | 34

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and six months ended June 30, 2023 and 2022:

San Jose Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	21,367	22,414	43,561	41,870
Cost of sales-right of use	(193)	-	(326)	-
Royalties and mining taxes	1,040	1,349	2,297	2,741
Workers' participation	(333)	212	(312)	1,121
General and administrative expenses (operations)	1,722	1,649	3,524	3,239
Stand-by costs	4,084	-	4,084	-
Adjusted operating cash cost	27,687	25,624	52,828	48,971
Care and maintenance costs (impact of COVID-19)	-	(2)	-	-
Sustaining leases	214	149	376	306
Sustaining capital expenditures[3]	3,593	4,051	7,366	7,626
Brownfields exploration expenditures[3]	788	1,568	1,875	3,097
All-in sustaining cash cost	32,282	31,390	62,445	60,000
Non-sustaining capital expenditures[3]	524	454	793	869
All-in cash cost	32,806	31,844	63,238	60,869
Payable ounces of silver equivalent sold[1]	1,341,320	2,037,238	3,284,402	3,905,109
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	24.07	15.41	19.01	15.36
All-in cash cost per ounce of payable silver equivalent sold[2]	24.46	15.63	19.25	15.59

1 Silver equivalent sold for Q2 2023 is calculated using a silver to gold ratio of 81.9:1 (Q2 2022: 83.0:1). Silver equivalent sold for YTD 2023 is calculated using silver to gold ratio of 83.1:1 (YTD 2022: 80.1:1)

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Caylloma Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	19,960	17,548	38,015	33,475
Cost of sales-right of use	(568)	-	(1,130)	-
Royalties and mining taxes	519	221	685	468
Workers' participation	501	380	1,018	1,085
General and administrative expenses (operations)	1,290	1,187	2,434	2,245
Adjusted operating cash cost	21,702	19,336	41,022	37,273
Sustaining leases	957	956	1,813	1,664
Sustaining capital expenditures[3]	2,943	3,793	5,753	7,742
Brownfields exploration expenditures[3]	336	207	540	531
All-in sustaining cash cost	25,938	24,292	49,128	47,210
All-in cash cost	25,938	24,292	49,128	47,210
Payable ounces of silver equivalent sold[1]	1,352,522	1,335,602	2,711,988	2,621,212
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	19.18	18.19	18.12	18.01
All-in cash cost per ounce of payable silver equivalent sold[2]	19.18	18.19	18.12	18.01

1 Silver equivalent sold for Q2 2023 is calculated using a silver to gold ratio of 0.0:1 (Q2 2022: 82.9:1), silver to lead ratio of 1:28.2 pounds (Q2 2022: 1:22.5), and silver to zinc ratio of 1:19.6 pounds (Q2 2022: 1:12.8). Silver equivalent sold for YTD 2023 is calculated using a silver to gold ratio of 81.3:1 (YTD 2022: 79.8:1), silver to lead ratio of 1:23.6 pounds (YTD 2022: 1:22.5), and silver to zinc ratio of 1:17.4 pounds (YTD 2022: 1:13.4).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Fortuna | 35

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2023	2022	2023	2022

Net cash provided by operating activities	44.2	47.4	85.4	80.0
Adjustments
Séguéla, working capital	4.4	-	4.4	-
Additions to mineral properties, plant and equipment	(36.2)	(25.5)	(66.5)	(46.0)
Mexican royalty payment	-	3.0	-	3.0
Other adjustments	(2.9)	(3.0)	(5.7)	(6.0)
Free cash flow from ongoing operations	9.5	21.9	17.6	31.0

Figures may not add due to rounding

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2023	2022	2023	2022
Net (loss) income	3.5	1.7	15.3	28.6
Adjustments, net of tax:
Community support provision and accruals[1]	-	-	(0.1)	-
Foreign exchange loss, Séguéla Project	(0.2)	-	(0.1)	-
Write off of mineral properties	-	-	-	1.5
Unrealized loss (gain) on derivatives	(1.3)	(4.4)	(0.3)	(2.2)
Accretion on right of use assets	0.5	0.6	1.1	1.2
Other non-cash/non-recurring items	(0.4)	0.9	(0.6)	3.0
Adjusted net income	2.9	2.1	16.1	35.4
[1] Amounts are recorded in Cost of sales

Figures may not add due to rounding

Fortuna | 36

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2023	2022	2023	2022
Net (loss) income	3.5	1.7	15.3	28.6
Adjustments:
Community support provision and accruals	-	-	(0.1)	-
Inventory adjustment	1.0	4.0	0.9	4.0
Foreign exchange loss, Séguéla Mine	(0.2)	0.3	(0.1)	0.9
Net finance items	3.5	3.7	6.1	6.5
Depreciation, depletion, and amortization	39.8	42.5	84.2	80.6
Income taxes	1.0	13.6	9.0	20.4
Other non-cash/non-recurring items	(4.2)	(7.9)	(5.8)	(2.9)
Adjusted EBITDA	44.4	57.9	109.5	138.1

Figures may not add due to rounding

Working Capital

The following table presents a calculation of working capital for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
	2023	2022
Current Assets	$275,010	$287,754
Current Liabilities	138,660	127,227
Working Capital	$136,350	$160,527

Qualified Person

Eric Chapman, P.Geo (EGBC #36328), Senior Vice-President of Technical Services for the Company, is a Qualified Person (as defined by NI 43-101.  Mr. Chapman has reviewed and approved the scientific and technical information pertaining to the production results for each of the Lindero, Yaramoko, San Jose and Caylloma mines contained in this MD&A and has verified the underlying data.

Raul Espinoza, F.AusIMM CP, Director of Technical Services for the Company is a Qualified Person as defined by NI 43-101, and has reviewed and approved the scientific and technical information pertaining to the Séguéla Mine contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

Fortuna | 37

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; assumptions that Company must make in determining production schedules, economic returns and costs; uncertainties related to new mining operations such as the Séguéla Mine, the inherent risk associated with project development including the Séguéla Mine including the samp up in production to design capacity; the substantial capital required for exploration and the development of infrastructure; future environmental regulation; the ability of Minera Cuzcatlan to successfully contest and remove the SEMARNAT Resolution; political and economic risk in the jurisdictions in which we operate; global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change; labour relations; use of outside contractors; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and development; production risk at our operating mine sites; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; the ability to maintain appropriate and adequate insurance across all jurisdictions; our compliance with corruption and anti-bribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; reclamation; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares and debentures; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; and competition.

These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2022 (which is available on SEDAR+ at www.sedarplus.ca), and which risks are incorporated by reference in this MD&A.

Significant changes to our financial, operational and business risks exposure during the three and six months ended June 30, 2023 include the following:

o	Production at the San Jose Mine was suspended for 15 days in the second quarter of 2023 as a result of an illegal blockade (see News Releases dated May 2, 2023 and May 11, 2023). This suspension resulted in the loss of 47,200 tonnes of ore being processed and impacted mine preparation, delaying access to higher grade stopes planned in the quarter. The return to operations was hindered as a result of absenteeism and resignations. Normal production levels were reached by the end of July.
o	It is not unusual in the mining industry for new mining operations to experience unexpected difficulties during the start-up phase or the subsequent ramp up in production to design capacity. Subsequent to June 30, 2023 Séguéla experienced a failure of the primary transformer for the SAG Mill resulting in a nine day shutdown. Vendor representatives were brought in to assist with the repairs and to perform an assessment of the transformer and the recommended modifications were put in place to prevent future issues. Once the repairs were completed, the plant was brought back up to its nominal production rate.
o	Additional financial restrictions implemented in Argentina suspended the validity of exemption certificates on income tax and VAT withholdings on the importation of goods until December 31, 2023. This could have a significant financial impact for the Company’s wholly-owned subsidiary, Mansfield Minera SA

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

(“Mansfield”) in the amount up to $5.7 million for 2023. Mansfield considers this Resolution to be unconstitutional, as it either does not take into account whether taxes are payable or has the effect of suspending tax benefits previously granted by the Argentine Tax Authority (“AFIP”) for 2023. Mansfield has applied to the Federal Appeals Court of the Province of Salta for protection to prevent AFIP from collecting such taxes.
o	On April 28, 2023, the Mexican Government reformed its mining code which significantly changed the current legal environment including shortening the length of concessions from 50 years to 30 years, requiring all new mining concession to be granted pursuant to a public tendering process; imposing new indigenous consultation requirements and new environmental safeguards; tightening the requirements for water, and other reforms. The impact to Fortuna’s operations is currently under review.
o	On May 8, 2023, the Company announced that it had entered into a Scheme Implementation Deed with Chesser, pursuant to which the Company has agreed subject to certain terms and conditions to purchase all of the issued and outstanding shares of Chesser. The Proposed Chesser Acquisition is subject to the approval by the Federal Court of Australia, the shareholders of Chesser, and other customary closing conditions such as the receipt of requisite regulatory approvals. There can be no assurance that the Proposed Chesser Acquisition will complete as contemplated or at all. Refer to the Proposed Transaction section of this MD&A for additional information.
o	In July of 2023 a military coup occurred in Niger, a country bordering Burkina Faso, adding further instability to the West Africa Region. The Company continues to monitor the political situation in the West Africa region but currently sees no increase in risk to its current operations.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2022 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 are the same as those applied in the 2022 Financial Statements.

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2023. These include amendments to IAS 1 (Presentation of Financial Statements) and IFRS Practice Statement 2 (Making Materiality Judgements), IAS 8 (Definition of Accounting Estimates) and IAS 12 (Deferred tax related to assets and liabilities arising from a single transaction). The impact of adoption was not significant to the Company's interim financial statements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the

Fortuna | 39

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board.  However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting during the three and six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future;

●	the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure, production and cash cost and AISC estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company;
●	the anticipated timeline to ramp up in production to design capacity at the Séguéla Mine and anticipated gold production in 2023;
●	the Company’s financial performance being closely linked to the prices of silver and gold;
●	the completion and timing for the completion of the Proposed Chesser Acquisition;
●	the payments due under, and the maturity date of, the Company’s financial liabilities, lease obligations and other contractual commitments;
●	the Company’s expectations regarding its consolidated production guidance for the year and expections relating to whether production at each of the Company’s mines will achieve their respective production guidance;
●	the Company’s expectations regarding its cost guidance for the year and expectations relating to whether each of the Company’s mines will be within their respective cost guidance;
●	the Company’s expectations regarding the timeline for providing a mineral reserve and mineral resource update for the Yaramoko Mine;
●	the Company’s expectation that there are no changes in internal controls during the three and six months ended June 30, 2023 that are reasonably likely to materially affect the Company’s internal control over financing reporting;
●	property permitting and litigation matters;
●	the outcome of the Mexican Legal Proceedings;
●	the fluctuation of its effective tax rate in the jurisdictions where the Company does business;
●	the Company’s expectations regarding its consolidated production guidance for the year, and expectations relating to whether production at each of the Company’s mines will achieve their respective production guidance;
●	the Company’s expectations regarding its cost guidance for the year, and expectations relating to whether each of the Company’s mines will be within their respective cost guidance; and
●	the Company’s expectations regarding the timeline for providing updated Mineral Resource and Mineral Reserve estimates.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations,  including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to

Fortuna | 41

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainty relating to new mining operations such as the Séguéla Mine, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; Fortuna’s ability to ramp up in production to design capacity at the Séguéla Mine as estimated; the ability of Minera Cuzcatlan to successfully contest and revoke the resolution of SEMARNAT which revoked the environmental impact authorization at the San Jose Mine; Fortuna’s ability to implement the Proposed Chesser Acquisition; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Lindero Mine, the Yaramoko Mine and the San Jose Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares and the Company’s debentures; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares or debentures; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the

Fortuna | 42

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 (in US Dollars, tabular amounts in millions, except where noted)

market for the Company’s securities; risks relating to the debentures of the Company; and uncertainty relating to the enforcement of U.S. judgments against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2022 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian conflict or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations; Minera Cuzcatlan will be successful in the Mexican Legal Proceedings; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Fortuna | 43